Mail Stop 3-9

							April 7, 2005


Kevin P. Tully, C.G.A.
Principal Financial Officer, Treasurer and Controller
Insmed Incorporated
4851 Lake Brook Drive
Glen Allen, Virginia 23060

Re:	Insmed Incorporated
	Registration Statement on Form S-3
	File Number 333-123695

Dear Mr. Tully:

	This is to advise you that we are not conducting a full review of the above registration statement. However, we will be reviewing the accounting disclosure in your Form 10-K for the period ended December 31, 2004. You will receive our accounting comments under separate cover. All comments will need to be fully resolved before we take final action on the registration statement.

	We have also considered certain issues related to the size of the offering and to the selling stockholders, and we have the following comments.

Risk Factors, page 5

1. We note you are registering the sale of 45,236,471 million shares, and according to your 2004 Form 10-K, you had 44,986,996 million shares outstanding as of February 29, 2005. Even though many of the shares to be sold in this offering are not yet issued because the convertible notes and warrants have not been exercised, the offering still represents a significant portion of the total shares that will be outstanding after the shares are issued. Please include any appropriate risk factor disclosure regarding this issue, such as the impact the large number of shares may have on your stock price.

Selling Stockholders, page 21

2. Please identify all sellers who are either broker-dealers or affiliates of a broker-dealer. Disclose that sellers who are broker-dealers are underwriters. The Plan of Distribution section should also list the sellers who are broker-dealers and identify them as underwriters.

*	*	*

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Greg Belliston at (202) 824-5219 or me at
(202)
942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director


cc: 	Mitchell S. Bloom
	Goodwin Procter LLP
	Exchange Place
	Boston, Massachusetts 02109
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Kevin P. Tully, C.G.A.
Insmed Incorporated
April 7, 2005
Page 1